Exhibit 99.2

Cenovus Energy Inc.

Special Meeting of Shareholders

December 15, 2020

Report of Voting Results

(Pursuant to Section 11.3 of National Instrument 51-102 Continuous Disclosure Obligations)

The following matter was voted on at the Special Meeting of Shareholders of Cenovus Energy Inc. (“Cenovus”) held on December 15, 2020 by virtual meeting. The matter voted on is described in greater detail in the Joint Management Information Circular concerning the plan of arrangement involving Cenovus and Husky Energy Inc. dated November 9, 2020, which is available at cenovus.com.

Share Issuance Resolution An ordinary resolution was passed authorizing and approving the issuance of up to 885,688,982 Cenovus common shares and up to 66,697,799 common share purchase warrants of Cenovus, pursuant to an arrangement under section 193 of the Business Corporations Act (Alberta) involving, among others, Husky Energy Inc., and certain consequential amendments to the Amended and Restated Shareholders Rights Plan Agreement dated as of April 25, 2018 between Cenovus and Computershare Investor Services, Inc.

Votes For		Votes Against
Number	Percent	Number	Percent
897,965,012	93.31%	64,387,756	6.69%